Exhibit 3.1
CREDIT ACCEPTANCE CORPORATION
BYLAW AMENDMENT
Adopted July 1, 2020
Effective July 1, 2020

ARTICLE IV
SHAREHOLDERS AND MEETINGS OF SHAREHOLDERS

4.01 Place of Meetings. All meetings of shareholders shall be held at the principal office of the corporation or at such other place as shall be determined by the Board of Directors and stated in the notice of meeting. The Board of Directors may hold a meeting of shareholders conducted solely by means of remote communication.